d·local

Earnings Release

2Q25

2Q25 Earnings Release

dLocal reports in US dollars and in accordance with IFRS as issued by the IASB

Montevideo, Uruguay, August 13, 2025 — DLocal Limited ("dLocal", "we", "us", and "our") (NASDAQ:DLO), a technology - first payments platform today announced its financial results for the second quarter ended June 30, 2025.

d·local

Key Business Highlights



Total Payment Volume *billions*

	RECORD
2Q25	9.2
1Q25	8.1
2Q24	6.0

US$**9.2B**

▲+53% YoY   ▲+14% QoQ   ▲+65% YoY
Constant Currency

Revenue *millions*

	RECORD
2Q25	256
1Q25	217
2Q24	171

US$**256M**

▲+50% YoY   ▲+18% QoQ   ▲+63% YoY
Constant Currency

Gross Profit *millions*

	RECORD
2Q25	99
1Q25	85
2Q24	70

US$**99M**

▲+42% YoY   ▲+17% QoQ   ▲+55% YoY
Constant Currency

Adjusted EBITDA *millions*

	RECORD
2Q25	70
1Q25	58
2Q24	43

US$**70M**

▲+64% YoY   ▲21% QoQ

EBITDA *millions*

	RECORD
2Q25	61
1Q25	51
2Q24	34

US$**61M**

▲+79% YoY   ▲+20% QoQ

TPV at record high of $9.2B, growing >50% YoY for 3rd consecutive quarter.

Brazil and Mexico posting solid results, while growth remains fastest in the rest of our geographies, leading to increased diversification.

Consistent operational leverage with **Adjusted EBITDA over Gross Profit increasing for 5th straight quarter (71% in 2Q25).**

Continued strong cash flow generation with **$48M of FCF.**

Upward adjustment on our full-year 2025 guidance for TPV, Revenue, Gross Profit and Adjusted EBITDA (more information on page 14).



Letter to Shareholders

PEDRO ARNT CEO dLocal

We are pleased to report another quarter of solid growth and disciplined execution, with significant acceleration across our key financial metrics. These results are a testament to our high-growth, expanding margin, and healthy free cash flow business model, and they demonstrate the substantial value we provide to our merchants.

We continued to experience strong momentum across the business, once again hitting a record-high TPV of $9.2 billion and achieving our third consecutive quarter of over 50% year-over-year growth. Both revenue and gross profit reached all-time highs of $256 million and $99 million, respectively. Our core markets, particularly Brazil and Mexico, rebounded to deliver solid performance, while the rest of our geographies are growing even faster. This underscores both our increased business diversification and the resilience of our larger markets.

Despite the ongoing investment cycle to support our future growth, we have posted five consecutive quarters of improvement in the adjusted EBITDA over gross profit ratio. This demonstrates our commitment to investing in a disciplined manner as we right-size our business for the future. Our net income for the quarter totaled $43 million, which was negatively impacted by the Argentine peso's devaluation on our bond portfolio. We took this opportunity to efficiently expatriate funds from Argentina, reducing our position by over 80% and reallocating to US treasuries. This move reduces expected volatility and increases funds available for general corporate purposes. While this had a negative impact on our bottom line this quarter, we view these outcomes as very positive for the long run. We also continue to be committed to Argentina and are seeing strong commercial traction in the country.

Our business also continues to deliver strong cash generation, with $48 million in free cash flow this

quarter, a clear reflection of the strength of our underlying operations.

Looking at our strategic growth, we recently added three new payment licenses / authorizations in the UAE, Turkey, and the Philippines. This is a key milestone in our strategy to offer merchants the advantages of our growing portfolio of financial services licenses across the global south. We are also continuing to capitalize on a vast addressable market valued at trillions of dollars, which is projected to experience double-digit annual growth through 2030[1]. Our business is executing on three key growth vectors: increasing our share of wallet with existing merchants, adding new merchants, and expanding into new countries. We now serve almost 760 merchants[2], and our top 50 clients operate with us in an average of 11 countries and 48 payment methods, up from 8 and 35 just 18 months ago[3]. Our top three markets now represent 47% of revenues, down 8 percentage points since 2023, while the revenue in our other markets is growing almost three times faster[4].

Following the strong performance in the first half of the year and the sustained momentum we expect across our business, we are updating our guidance (more detail on page 14). We are confident in our ability to navigate potential risks such as global macroeconomic shifts, regulatory changes, and currency devaluation, as our disciplined approach, deep local expertise, and steadfast commitment to delivering value to our merchants prove their worth.

We are pleased to announce that Guillermo Lopez Perez will be joining us as our new Chief Financial Officer, bringing 20 years of experience in the payments industry from companies like Visa and American Express. We thank Jeffrey, who served as Interim CFO, for his dedication and leadership throughout this transition period.

Note: Please refer to the 2Q25 Earnings Release presentation for more detail. [1] Statista Market Insights, April 2025. Total addressable market considers Digital Commerce and Inward Remittances markets. [2] Number of merchants that processed with dLocal during 2Q25 LTM (last 12 months). [3] Average of different countries and pay-ins payment methods utilized by our top 50 merchants during the period. Top 50 merchants represents more than 90% of total TPV as of 2Q25. 4 Considers top 3 markets for each period. Growth rate refers to year-over-year growth between 2Q24 and 2Q25.

We also welcome Christopher Stromeyer, who joined in June as SVP of Corporate Development and also leads our Investor Relations team.

Finally, we are announcing significant changes regarding our corporate governance and capital structure. After a full review, our Board of Directors is taking several important steps.

First, we are committed to transitioning to a majority independent Board. We have begun the search for additional independent directors, and we are also constituting Nominating & Corporate Governance and Compensation Committees.

Second, we will cancel the treasury shares currently held on our balance sheet, underscoring our ability to deliver strong growth while returning excess capital to shareholders.

We have made significant progress, showcasing strong business momentum and a dynamic environment here at dLocal. We thank you for your continued support and trust in our vision. ■



Tech
Update

Technology Update

We continue to increase our pace of investment in product innovation. Below are the key highlights from the last three months of deployments:

APMs innovation - SmartPix: we launched SmartPix in Brazil. This first in the market ground breaking solution redefines the Pix experience and replicates most of the functionalities and convenience of card on file payments for merchants. SmartPix is already live with merchants and demonstrates our commitment to being leaders in the Alternative Payment Methods in the global south.

Product expansion - BNPL: we launched multiple Buy Now Pay Later integrations in several markets, where we integrate market leading BNPL solutions to our merchants' checkouts. Following our instalment offerings in Brazil and Argentina, this is another important step towards enabling our merchants to benefit from the massive demand for credit in our markets. It is important to note that we do not take credit risk ourselves, and are able to revenue share on the credit yields made by our BNPL partners.

Segments leadership - Stablecoin remittances: we continue to make progress on our stablecoin solutions, where we believe we are uniquely positioned to take advantage of the opportunity. With our broad EM presence, highly developed pay out and pay in infrastructure, local FX capabilities, and years of experience with stablecoins, we are a perfect on- and off-ramp provider for stablecoin players and merchants looking to leverage this technology. Our recently announced partnership with BVNK is an example of the advances we are making in this space.



Business highlights

Pay-ins TPV

US$6.4B

▲ +50% YoY ▲ +18% QoQ

Pay-ins reaching the milestone of $6B, with strong performance in commerce, on-demand delivery, ride-hailing, SaaS and streaming verticals.

Pay-outs TPV

US$2.8B

▲ +60% YoY ▲ +6% QoQ

QoQ expansion driven by commerce, and ride-hailing verticals, partially offset by financial services.

Cross-border TPV

US$4.7B

▲ +75% YoY ▲ +11% QoQ

QoQ results mainly driven by commerce, SaaS, remittances and ride-hailing verticals across various markets.

Local-to-local TPV

US$4.4B

▲ +35% YoY ▲ +17% QoQ

Local-to-local reaching the milestone of $4B, mainly explained by commerce, on-demand delivery, and ride-hailing verticals.

LatAm Revenue

US$202.7M

▲ +46% YoY ▲ +24% QoQ 79% of total revenue

QoQ comparison driven by strong performance across diverse markets, with notable contribution of Brazil, Mexico and Argentina.

LatAm Gross Profit

US$73.6M

▲ +37% YoY ▲ +24% QoQ 74% of total gross profit

QoQ comparison mainly explained by volume growth and favourable payment method mix in Brazil and Argentina.

Africa and Asia Revenue

US$53.7M

▲ +65% YoY 0% QoQ 21% of total revenue

The QoQ comparison is affected by Egypt. Excellent performance of Other A&A markets, particularly South Africa.

Africa and Asia Gross Profit

US$25.3M

▲ +56% YoY 0% QoQ 26% of total gross profit

The QoQ negatively affected by Egypt, up $3M otherwise.

Revenue from Existing Merchants

US$248.2M

▲ +54% YoY NRR 145%

Annual growth and high net revenue retention rate (NRR) due to expansion among existing merchants.

Revenue from New Merchants

US$8.3M

vs. US$ 9.6M in 2Q24

Notable contribution from commerce, streaming and remittance verticals.

The tables below present the breakdown of dLocal's TPV by product and type of flow:

In millions of US$ except for %	Three months ended June 30				Six months ended June 30			
	2025	% share	2024	% share	2025	% share	2024	% share
Pay-ins	6,395	69%	4,273	71%	11,837	68%	7,930	70%
Pay-outs	2,816	31%	1,763	29%	5,482	32%	3,416	30%
Total TPV	**9,212**	**100%**	**6,035**	**100%**	**17,319**	**100%**	**11,346**	**100%**

In millions of US$ except for %	Three months ended June 30				Six months ended June 30			
	2025	% share	2024	% share	2025	% share	2024	% share
Cross-border	4,719	51%	2,701	45%	8,977	52%	5,127	45%
Local to Local	4,493	49%	3,334	55%	8,342	48%	6,219	55%
Total TPV	**9,212**	**100%**	**6,035**	**100%**	**17,319**	**100%**	**11,346**	**100%**

The tables below present the breakdown of dLocal's revenue by geography:

In millions of US$ except for %	Three months ended June 30				Six months ended June 30			
	2025	% share	2024	% share	2025	% share	2024	% share
Latin America	**202.7**	*79%*	**138.7**	*81%*	**365.6**	*77%*	**264.1**	*74%*
Brazil	47.0	*18%*	42.3	*25%*	81.4	*17%*	85.3	*24%*
Argentina	31.6	*12%*	20.5	*12%*	59.9	*13%*	34.3	*10%*
Mexico	45.7	*18%*	35.8	*21%*	82.4	*17%*	69.9	*20%*
Other LatAm	78.4	*31%*	40.1	*23%*	141.9	*30%*	74.6	*21%*
Africa & Asia	**53.7**	*21%*	**32.6**	*19%*	**107.6**	*23%*	**91.6**	*26%*
Egypt	17.6	*7%*	15.0	*9%*	39.7	*8%*	54.0	*15%*
Other Africa & Asia	36.1	*14%*	17.5	*10%*	67.9	*14%*	37.6	*11%*
Total Revenue	**256.5**	*100%*	**171.3**	*100%*	**473.2**	*100%*	**355.7**	*100%*

The tables below present the breakdown of dLocal's gross profit by geography:

In millions of US$ except for %	Three months ended June 30				Six months ended June 30			
	2025	% share	2024	% share	2025	% share	2024	% share
Latin America	**73.6**	*74%*	**53.5**	*77%*	**133.1**	*72%*	**102.1**	*77%*
Brazil	24.3	*25%*	19.2	*28%*	37.3	*20%*	37.1	*28%*
Argentina	14.1	*14%*	7.6	*11%*	24.7	*13%*	12.8	*10%*
Mexico	11.9	*12%*	8.8	*13%*	22.7	*12%*	18.7	*14%*
Other LatAm	23.4	*24%*	17.9	*26%*	48.4	*26%*	33.4	*25%*
Africa & Asia	**25.3**	*26%*	**16.3**	*23%*	**50.7**	*28%*	**30.7**	*23%*
Egypt	12.9	*13%*	9.8	*14%*	29.2	*16%*	20.1	*15%*
Other Africa & Asia	12.4	*13%*	6.5	*9%*	21.4	*12%*	10.6	*8%*
Total Gross Profit	**98.9**	*100%*	**69.8**	*100%*	**183.8**	*100%*	**132.8**	*100%*

Financial highlights

- **Total Payment Volume ("TPV")** reached a record US$9.2 billion in the second quarter, up 53% year-over-year compared to US$6.0 billion in the second quarter of 2024 and up 14% compared to US$8.1 billion in the first quarter of 2025. In constant currency, TPV growth for the period would have been 65% year-over-year.

- **Revenues amounted** to US$256.5 million, up 50% year-over-year compared to US$171.3 million in the second quarter of 2024 and up 18% compared to US$216.8 million in the first quarter of 2025. The quarter-over-quarter increase, exceeding TPV growth, was driven by a higher share of pay-ins. This positive result was partly offset by Egypt, where we experienced a partial volume loss due to a large merchant implementing redundancies in the market in addition to lower FX spreads as a result of the currency devaluation. In constant currency, revenue growth for the period would have been 63% year-over-year.

- **Gross profit** was US$98.9 million in the second quarter of 2025, up 42% compared to US$69.8 million in the second quarter of 2024 and up 17% compared to US$84.9 million in the first quarter of 2025. The quarter-over-quarter comparison was primarily due to (i) performance in Brazil, given a higher share of installment payments and the recovery of one-off processing costs from the previous quarter; (ii) Argentina's strong performance, driven by higher volumes and increase in advancements, fully offsetting the impact of lower FX spreads; and (iii) performance in other Africa & Asia markets, particularly in South Africa, due to volume growth and lower processing costs. This positive result was offset by Egypt, as mentioned previously, and Other LatAm markets, that despite volume growth across various countries, were adversely affected by retry costs invoiced during this quarter in Chile and Colombia. Excluding Chile and Colombia, these markets grew 9%. In constant currency, gross profit growth for the period would have been 55% year-over-year.

- As a result, **gross profit margin** was 39% in this quarter, compared to 41% in the second quarter of 2024 and 39% in the first quarter of 2025.

- **Gross profit over TPV** was at 1.07% decreasing from 1.16% in the second quarter of 2024 and increasing from 1.05% compared to the first quarter of 2025.

- **Operating profit** was US$55.8 million, up 85% compared to US$30.2 million in the second quarter of 2024 and up 22% compared to US$45.8 million in the first quarter of 2025. Operating expenses grew by 9% year-over-year, as we continue to invest in our capabilities. On the sequential comparison, operating expenses increased by 10% quarter-over-quarter, primarily linked to increase in headcount, especially in tech, and higher third party services.

- As a result, **Adjusted EBITDA** was US$70.1 million, up 64% compared to US$42.7 million in the second quarter of 2024 and up 21% compared to US$57.9 million in the first quarter of 2025.

- **Adjusted EBITDA margin** was 27%, compared to the 25% recorded in the second quarter of 2024 and 27% in the first quarter of 2025. Adjusted EBITDA over gross profit of 71% increased compared to 61% in the second quarter of 2024 and 68% in the first quarter of 2025, marking the fifth consecutive quarter of improvement.

- **EBITDA** was US$61.3 million, up 79% compared to US$34.3 million in the second quarter of 2024 and up 20% compared to US$50.9 million in the first quarter of 2025.

- **Net financial result** was US$3.8 million loss, compared to a net finance gain of US$28.0 million in the second quarter of 2024 and a net finance gain of US$7.0 million in the first quarter of 2025, as explained in the Net Income section.

d.

- Our effective income tax rate increased to 16% from 10% last quarter, as a result of higher local-to-local share of pre-tax income. As mentioned in the previous quarter, the effective tax rate in the first quarter of 2025 was favorably impacted by a one-off cost in Brazil.

- Net income for the second quarter of 2025 was US$42.8 million, or US$0.14 per diluted share, down 7% compared to a profit of US$46.2 million, or US$0.15 per diluted share, for the second quarter of 2024 and down 8% compared to a profit of US$46.7 million, or US$0.15 per diluted share for the first quarter of 2025. During the current period, net income was negatively impacted by the Argentine peso's devaluation on our bond portfolio. Given the shifting market dynamics, we took the opportunity to expatriate funds from Argentina more efficiently, reducing our position by over 80% and reallocating to US treasuries.

- Free cash flow for the second quarter of 2025 amounted to US$48.4 million, up 156% year-over-year compared to US$19.0 million in the second quarter of 2024 and up 22% compared to US$39.7 million in the first quarter of 2025. The variation quarter-over-quarter is primarily explained by improved operational results, partially offset by higher income tax paid.

- As of June 30, 2025, dLocal had US$476.9 million in cash and cash equivalents, which includes US$253.8 million of Corporate cash and cash equivalents. The Corporate cash and cash equivalents increased by US$1.1 million from US$252.7 million as of June 30, 2024. When compared to the US$355.9 million Corporate cash and cash equivalents position as of March 31, 2025, it decreased by US$102.1 million quarter-over-quarter, explained by the payment of US$150.0 million in dividends in June 2025.

The following table summarizes our key performance metrics

	Three months ended June 30			Six months ended June 30		
	2025	**2024**	**% change**	**2025**	**2024**	**% change**
Key Performance metrics			(In millions of US$ except for %)			
TPV	9,212	6,035	*53%*	17,319	11,346	*53%*
Revenue	256.5	171.3	*50%*	473.2	355.7	*33%*
Gross Profit	98.9	69.8	*42%*	183.8	132.8	*38%*
Gross Profit margin	39%	41%	*-2p.p*	39%	37%	*2p.p*
Adjusted EBITDA	70.1	42.7	*64%*	128.0	79.5	*61%*
Adjusted EBITDA margin	27%	25%	*2p.p*	27%	22%	*5p.p*
Adjusted EBITDA/Gross Profit	71%	61%	*10p.p*	70%	60%	*10p.p*
Profit	42.8	46.2	*-7%*	89.5	64.0	*40%*
Profit margin	17%	27%	*-10p.p*	19%	18%	*1p.p*

2025 guidance update

Our updated guidance reflects the strong performance in the first half of the year and the sustained momentum anticipated across our business. While we remain optimistic, we encourage careful consideration of the outlined risks:

The evolving macroeconomic, currency and trade landscape globally and its potential impact on emerging markets.

- The recent increase in tariffs in Mexico, along with potential trade barriers in other markets.

- Shifting fiscal regimes in Brazil.

- The potential for currency devaluations and/or changes in FX regimes in Argentina and Egypt.

Expectation based on 2025 original guidance

Metric	2025 Guidance	Below lower	Lower	Mid	Upper	Above upper	New range
TPV	35% - 45% YoY						40% - 50% YoY
Revenue	25% - 35% YoY						30% - 40% YoY
Gross Profit	20% - 25% YoY						27.5% - 37.5% YoY
Adjusted EBITDA	20% - 30% YoY						40% - 50% YoY

Special note regarding Adjusted EBITDA and Adjusted EBITDA Margin

dLocal has only one operating segment. dLocal measures its operating segment's performance by Revenues, Adjusted EBITDA and Adjusted EBITDA Margin, and uses these metrics to make decisions about allocating resources.

Adjusted EBITDA as used by dLocal is defined as the profit from operations before financing and taxation for the year or period, as applicable, before depreciation of property, plant and equipment, amortization of right-of-use assets and intangible assets, and further excluding the finance income and costs, impairment gains/(losses) on financial assets, transaction costs, share-based payment non-cash charges,other operating gain/loss,other non-recurring costs, and inflation adjustment. dLocal defines Adjusted EBITDA Margin as the Adjusted EBITDA divided by consolidated revenues. dLocal defines Adjusted EBITDA to Gross Profit Ratio as Adjusted EBITDA divided by Gross Profit.

Although Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted EBITDA to Gross Profit Ratio may be commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, ("Operating Segments"), Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted EBITDA to Gross Profit Ratio

are treated by dLocal as IFRS measures based on the manner in which dLocal utilizes these measures. Nevertheless, dLocal's Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted EBITDA to Gross Profit Ratio metrics should not be viewed in isolation or as a substitute for net income for the periods presented under IFRS. dLocal also believes that its Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted EBITDA to Gross Profit Ratio metrics are useful metrics used by analysts and investors, although these measures are not explicitly defined under IFRS. Additionally, the way dLocal calculates operating segment's performance measures may be different from the calculations used by other entities, including competitors, and therefore, dLocal's performance measures may not be comparable to those of other entities. Finally, dLocal is unable to present a quantitative reconciliation of forward-looking guidance for Adjusted EBITDA because dLocal cannot reliably predict certain of their necessary components, such as impairment gains/(losses) on financial assets, transaction costs, and inflation adjustment.

The table below presents a reconciliation of dLocal's Adjusted EBITDA to net income:

$ in thousands	Three months ended June 30		Six months ended June 30	
	2025	**2024**	**2025**	**2024**
Profit for the period	42,808	46,239	89,475	63,957
Income tax expense	8,188	10,060	13,450	17,174
Depreciation and amortization	5,540	4,089	10,602	7,851
Finance income and costs, net	3,785	(28,045)	(3,184)	(28,344)
Share-based payment non-cash charges	4,911	6,776	10,931	11,237
Other operating loss[1]	2,480	1,553	2,902	3,372
Impairment loss / (gain) on financial assets[2]	1,415	76	1,801	(101)
Inflation adjustment	984	1,941	1,869	4,309
Other non-recurring costs	-	-	123	-
Adjusted EBITDA	**70,111**	**42,689**	**127,969**	**79,455**

Note: [1] The company wrote-off certain amounts mainly related to merchants/processors off-boarded by dLocal. [2] Refer to Note 17 - Trade and Other Receivables in the Financial Statements dated June 30, 2025, for detailed information.

Special note regarding Adjusted Net Income

Adjusted Net Income is a non-IFRS financial measure. As used by dLocal, Adjusted Net Income is defined as the profit for the period (net income) excluding impairment gains/(losses) on financial assets, transaction costs, share-based payment non-cash charges, and other operating (gain)/loss, in line with our Adjusted EBITDA calculation (see detailed methodology for Adjusted EBITDA on page 16). It further excludes the accounting non-cash charges related to the fair value gain from the Argentine dollar-linked bonds, the exchange difference loss from the intercompany loan denominated in USD that we granted to our Argentine subsidiary to purchase the bonds, and the hedging cost associated with the Argentina treasury notes.

In addition, it excludes the inflation adjustment based on IFRS rules for hyperinflationary economies. We believe Adjusted Net Income is a useful measure for understanding our results of operations while excluding certain non-cash effects such as currency devaluation, inflation, and hedging costs. Our calculation for Adjusted Net Income may differ from similarly-titled measures presented by other companies and should not be considered in isolation or as a replacement for our measure of profit for the period as presented in accordance with IFRS.

The table below presents a reconciliation of dLocal's Adjusted net income:

$ in thousands	Three months ended June 30		Six months ended June 30	
	2025	**2024**	**2025**	**2024**
Net income as reported	42,808	46,239	89,475	63,957
Inflation adjustment	984	1,941	1,869	4,309
Loan - exchange difference	3,153	5,831	4,546	12,560
Bonds/Tbills - exchange difference	7,129	-	7,129	
Argentina Treasury Notes Hedging Costs	2,740	-	3,463	-
Expatriation costs	1,535	-	1,535	-
Fair value loss / (gain) of financial assets at FVTPL	(5,133)	(22,774)	(12,255)	(33,589)
Impairment loss / (gain) on financial assets[1]	1,415	76	1,801	(101)
Share-based payment non-cash charges	4,911	6,776	10,931	11,237
Other operating loss[2]	2,480	1,553	2,902	3,372
Other non-recurring costs	-	-	123	-
Tax effect on adjustments	(803)	5,998	602	4,638
Adjusted net income	**61,219**	**45,640**	**112,121**	**66,383**

Note: [1] Refer to Note 17 - Trade and Other Receivables in the Financial Statements dated June 30, 2025, for detailed information. [2] The company wrote-off certain amounts mainly related to merchants/processors off-boarded by dLocal.

Reconciliation of TPV, Revenue and Gross profit constant currency measures to reported results

Constant currency revenue is a non-IFRS financial measure. Constant currency measures are prepared and presented to eliminate the effect of foreign exchange, or "FX," volatility between the comparison periods, allowing management and investors to evaluate our financial performance despite variations in foreign currency exchange rates, which may not be indicative of our core operating results and business outlook. The constant currency measures are not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation.

Our calculation for constant currency may differ from similarly-titled measures presented by other companies and should not be considered in isolation or as a replacement for our measure of revenue for the period as presented in accordance with IFRS.

As used by dLocal, constant currency measures were calculated as the aggregated value of current period TPV, revenue and gross profit multiplied by current period average FX rate divided by previous period average FX rate for each country we transacted during given period. Constant currency measures do not include adjustments for any other macroeconomic effect, such as local currency inflation effects, or any price adjustment to compensate for local currency inflation or devaluation.

The table below presents a reconciliation of dLocal's constant currency measures:

As reported

In millions of US$ except for %	Three months ended June 30		
	2025	**2024**	**% change**
TPV	9,212	6,035	53%
Revenue	256	171	50%
Gross Profit	99	70	42%

Constant currency measures

In millions of US$ except for %	Three months ended June 30		
	2025	**2024**	**% change**
TPV	9,960	6,035	65%
Revenue	279	171	63%
Gross Profit	108	70	55%

Earnings per share

We calculate basic earnings per share by dividing the profit attributable to owners of the group by the weighted average number of common shares outstanding during the three-month and six-month periods ended June 30, 2025 and 2024.

Our diluted earnings per share is calculated by dividing the profit attributable to owners of the group of dLocal by the weighted average number of common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all dilutive potential common shares into common shares.

The following table presents the information used as a basis for the calculation of our earnings per share:

	Three months ended June 30		Six months ended June 30	
	2025	**2024**	**2025**	**2024**
Profit attributable to common shareholders (USD)	42,810,218	46,244,000	89,439,548	63,952,000
Weighted average number of common shares	289,578,429	293,430,253	287,565,062	294,781,316
Adjustments for calculation of diluted earnings per share	11,543,051	14,996,249	13,463,085	15,348,015
Weighted average number of common shares for calculating diluted earnings per share	301,121,480	308,426,502	301,028,147	310,129,331
Basic earnings per share	0.15	0.16	0.31	0.22
Diluted earnings per share	0.14	0.15	0.30	0.21



Appendix

Definition of selected operational metrics

API ➜ means application programming interface, which is a general term for programming techniques that are available for software developers when they integrate with a particular service or application. In the payments industry, APIs are usually provided by any party participating in the money flow (such as payment gateways, processors, and service providers) to facilitate the money transfer process.

Cross-border ➜ means a payment transaction whereby dLocal is collecting in one currency and settling into a different currency and/or in a different geography.

Local payment methods ➜ refers to any payment method that is processed in the country where the end user of the merchant sending or receiving payments is located, which include credit and debit cards, cash payments, bank transfers, mobile money, and digital wallets.

Local-to-local ➜ means a payment transaction whereby dLocal is collecting and settling in the same currency.

Net Revenue Retention Rate or NRR ➜ is a U.S. dollar-based measure of retention and growth of dLocal's merchants. NRR is calculated for a period or year by dividing the Current Period/Year Revenue by the Prior Period/Year Revenue. The Prior Period/Year Revenue is the revenue billed by us to all our customers in the prior period. The Current Period/Year Revenue is the revenue billed by us in the current period to the same customers included in the Prior Period/Year Revenue. Current Period/Year Revenue includes revenues from any upselling and cross-selling across products, geographies, and payment methods to such merchant customers, and is net of any contractions or attrition, in respect of such merchant customers, and excludes revenue from new customers on-boarded in the preceding twelve months. As most of dLocal revenues come from existing merchants, the NRR rate is a key metric used by management, and we believe it is useful for investors in order to assess our retention of existing customers and growth in revenues from our existing customer base.

Pay-in ➜ means a payment transaction whereby dLocal's merchant customers receive payment from their customers.

Pay-out ➜ means a payment transaction whereby dLocal disburses money in local currency to the business partners or customers of dLocal's merchant customers.

Revenue from New Merchants ➜ means the revenue billed by us to merchant customers that we did not bill revenues in the same quarter (or period) of the prior year.

Revenue from Existing Merchants ➜ means the revenue billed by us in the last twelve months to the merchant customers that we billed revenue in the same quarter (or period) of the prior year.

TPV ➜ dLocal presents total payment volume, or TPV, which is an operating metric of the aggregate value of all payments successfully processed through dLocal's payments platform. Because revenue depends significantly on the total value of transactions processed through the dLocal platform, management believes that TPV is an indicator of the success of dLocal's global merchants, the satisfaction of their end users, and the scale and growth of dLocal's business.

Rounding ➜ We have made rounding adjustments to some of the figures included in this interim report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

dLocal Limited

Certain financial information. Consolidated Statements of Comprehensive Income
for the three-month and six-month periods ended June 30, 2025 and 2024 *All amounts
in thousands of U.S. Dollars except share data or as otherwise indicated*

	Three months ended June 30		Six months ended June 30	
	2025	**2024**	**2025**	**2024**
Continuing operations				
Revenues	**256,458**	**171,279**	**473,217**	**355,709**
Cost of services	(157,573)	(101,468)	(289,453)	(222,927)
Gross profit	**98,885**	**69,811**	**183,764**	**132,782**
Technology and development expenses	(7,380)	(6,408)	(14,147)	(11,873)
Sales and marketing expenses	(4,842)	(4,505)	(11,977)	(9,136)
General and administrative expenses	(27,003)	(27,074)	(51,327)	(51,406)
Impairment (loss)/gain on financial assets	(1,415)	(76)	(1,801)	101
Other operating loss	(2,480)	(1,553)	(2,902)	(3,372)
Operating profit	**55,765**	**30,195**	**101,610**	**57,096**
Finance income	11,110	29,247	23,338	47,504
Finance costs	(14,895)	(1,202)	(20,154)	(19,160)
Inflation adjustment	(984)	(1,941)	(1,869)	(4,309)
Other results	**(4,769)**	**26,104**	**1,315**	**24,035**
Profit before income tax	**50,996**	**56,299**	**102,925**	**81,131**
Income tax expense	(8,188)	(10,060)	(13,450)	(17,174)
Profit for the period	**42,808**	**46,239**	**89,475**	**63,957**
Profit attributable to:				
Owners of the Group	42,810	46,244	89,440	63,952
Non-controlling interest	(2)	(5)	35	5
Profit for the period	42,808	46,239	89,475	63,957
Earnings per share (in USD)				
Basic Earnings per share	0.15	0.16	0.31	0.22
Diluted Earnings per share	0.14	0.15	0.30	0.21
Other comprehensive Income				
Items that are or may be reclassified to profit or loss:				
Exchange difference on translation on foreign operations	4,303	(5,604)	7,829	(6,273)
Other comprehensive income for the period, net of tax	**4,303**	**(5,604)**	**7,829**	**(6,273)**
Total comprehensive income for the period	**47,111**	**40,635**	**97,304**	**57,684**
Total comprehensive income for the period is attributable to:				
Owners of the Group	47,010	40,642	97,184	57,678
Non-controlling interest	101	(7)	120	6
Total comprehensive income for the period	**47,111**	**40,635**	**97,304**	**57,684**

dLocal Limited

Certain financial information. Consolidated Statements of Financial Position
as of June 30, 2025 and June 30, 2024 *All amounts in thousands of U.S. dollars*

	Three months ended June 30	
	2025	**2024**
	June 30, 2025	**June 30, 2024**
ASSETS		
Current Assets		
Cash and cash equivalents	476,939	531,620
Financial assets at fair value through profit or loss	125,526	120,297
Trade and other receivables	487,320	455,503
Derivative financial instruments	691	622
Other assets	29,888	10,878
Total Current Assets	**1,120,364**	**1,118,920**
Non-Current Assets		
Trade and other receivables	14,698	1,787
Deferred tax assets	5,961	1,913
Property, plant and equipment	4,208	3,576
Right-of-use assets	4,124	3,508
Intangible assets	68,165	60,637
Other assets	3,792	5,343
Total Non-Current Assets	**100,948**	**76,764**
TOTAL ASSETS	**1,221,312**	**1,195,684**
LIABILITIES		
Current Liabilities		
Trade and other payables	691,081	719,097
Lease liabilities	1,201	782
Tax liabilities	14,330	26,907
Derivative financial instruments	2,555	815
Financial liabilities	56,806	-
Provisions	544	276
Total Current Liabilities	**766,517**	**747,877**
Non-Current Liabilities		
Deferred tax liabilities	3,918	2,299
Lease liabilities	2,697	3,106
Total Non-Current Liabilities	**6,615**	**5,405**
TOTAL LIABILITIES	**773,132**	**753,282**
EQUITY		
Share Capital	587	574
Share Premium	192,820	173,093
Treasury Shares	(200,980)	(181,670)
Capital Reserve	39,241	32,812
Other Reserves	(13,190)	(14,829)
Retained earnings	429,482	432,307
Total Equity Attributable to owners of the Group	**447,960**	**442,287**
Non-controlling interest	220	115
TOTAL EQUITY	**448,180**	**442,402**
TOTAL EQUITY AND LIABILITIES	**1,221,312**	**1,195,684**

dLocal Limited
Certain interim financial information. Consolidated Statements of Cash flows for the three-month and six-month periods ended June 30, 2025 and 2024 *All amounts in thousands of U.S. dollars*

	Three months ended June 30		Six months ended June 30	
	2025	**2024**	**2025**	**2024**
Cash flows from operating activities				
Profit before income tax	50,996	56,299	102,925	81,131
Adjustments:				
Interest Income from financial instruments	(5,976)	(6,473)	(11,083)	(13,915)
Interest charges for lease liabilities	41	44	82	87
Other interests charges	1,568	1,673	2,452	1,800
Finance expense related to derivative financial instruments	3,177	2,446	3,591	12,324
Net exchange differences	9,765	(1,469)	13,908	6,168
Fair value loss/(gain) on financial assets at FVPL	(4,791)	(22,774)	(12,134)	(33,589)
Amortization of Intangible assets	5,055	3,690	9,639	7,114
Depreciation and disposals of PP&E and right-of-use	485	348	1,188	748
Share-based payment expense, net of forfeitures	4,911	6,776	10,931	11,237
Other operating gain	2,480	1,553	2,902	3,372
Net Impairment loss/(gain) on financial assets	1,415	76	1,801	(101)
Inflation adjustment and other financial results	3,180	(5,982)	9,265	(11,874)
	72,306	**36,207**	**135,467**	**64,502**
Changes in working capital				
Increase in Trade and other receivables	(13,046)	(69,322)	8,036	(102,158)
Decrease / (Increase) in Other assets	1,176	(716)	2,200	2,503
Increase / (Decrease) in Trade and Other payables	76,948	67,268	93,294	113,232
Increase / (Decrease) in Tax Liabilities	(2,928)	8,870	(1,963)	7,750
Increase / (Decrease) in Provisions	1	(90)	44	(86)
Cash (used) / generated from operating activities	**134,457**	**42,218**	**237,078**	**85,743**
Income tax paid	(9,998)	(13,409)	(17,206)	(16,967)
Net cash (used) / generated from operating activities	**124,459**	**28,808**	**219,872**	**68,776**
Cash flows from investing activities				
Acquisitions of Property, plant and equipment	(515)	(440)	(1,460)	(1,226)
Additions of Intangible assets	(7,919)	(4,842)	(14,486)	(9,864)
Acquisition of financial assets at FVPL	(92,090)	(96,841)	(133,464)	(96,841)
Collections of financial assets at FVPL	86,555	98,544	133,970	98,301
Interest collected from financial instruments	5,976	6,473	11,083	13,915
Payments for investments in other assets at FVPL	(2,500)	-	(12,500)	-
Net cash (used in) / generated investing activities	**(10,493)**	**2,894**	**(16,857)**	**4,285**
Cash flows from financing activities				
Repurchase of shares	-	(81,751)	-	(81,751)
Share-options exercise paid	940	92	940	92
Dividends paid	(149,982)	-	(149,982)	-
Interest payments on lease liability	(41)	(44)	(82)	(87)
Principal payments on lease liability	(478)	26	(1,141)	(69)
Finance expense paid related to derivative financial instruments	(1,948)	(888)	(5,080)	(11,039)
Net proceeds from financial liabilities	6,223	-	12,014	-
Interest payments on financial liabilities	(3,835)	-	(6,001)	-
Other finance expense paid	(1,399)	(272)	(2,113)	(399)
Net cash used in by financing activities	**(150,520)**	**(82,837)**	**(151,445)**	**(93,253)**
Net increase in cash flow	**(36,554)**	**(51,135)**	**51,570**	**(20,192)**
Cash and cash equivalents at the beginning of the period	**511,506**	**572,357**	**425,172**	**536,160**
Net (decrease)/increase in cash flow	(36,554)	(51,135)	51,570	(20,192)
Effects of exchange rate changes on inflation and cash and cash equivalents	1,987	10,398	197	15,652
Cash and cash equivalents at the end of the period	**476,939**	**531,620**	**476,939**	**531,620**

Conference call and webcast

dLocal's management team will host a conference call and audio webcast on August 13, 2025 at 5:00 p.m. Eastern Time. Please click here to pre-register for the conference call and obtain your dial in number and passcode.

The live conference call can be accessed via audio webcast at the investor relations section of dLocal's website, at https://investor.dlocal.com/. An archive of the webcast will be available for a year following the conclusion of the conference call. The investor presentation will also be filed on EDGAR at www.sec.gov.

About dLocal

dLocal powers local payments in emerging markets, connecting global enterprise merchants with billions of emerging market consumers in more than 40 countries across Africa, Asia, and Latin America. Through the "One dLocal" platform (one direct API, one platform, and one contract), global companies can accept payments, send pay-outs and settle funds globally without the need to manage separate pay-in and pay-out processors, set up numerous local entities, and integrate multiple acquirers and payment methods in each market.





Forward–looking statements

This press release contains certain forward-looking statements. These forward-looking statements convey dLocal's current expectations or forecasts of future events, including guidance in respect of total payment volume, revenue, gross profit and Adjusted EBITDA.

Forward-looking statements regarding dLocal and amounts stated as guidance are based on current management expectations and involve known and unknown risks, uncertainties and other factors that may cause dLocal's actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the "Risk Factors," "Forward-Looking Statements" and "Cautionary Statement Regarding Forward-Looking Statements" sections of dLocal's filings with the U.S. Securities and Exchange Commission.

Unless required by law, dLocal undertakes no obligation to publicly update or revise any forward-looking statements to reflect circumstances or events after the date hereof. In addition, dLocal is unable to present a quantitative reconciliation of forward-looking guidance for Adjusted EBITDA, because dLocal cannot reliably predict certain of their necessary components, such as impairment gains/(losses) on financial assets, transaction costs, and inflation adjustment.

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investor@dlocal.com

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